      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 7, 1995

                                                       REGISTRATION NO. 33-59841
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------


       COMSAT CAPITAL I, L.P.                                        COMSAT CORPORATION
    (Exact Name of Registrant as                                (Exact Name of Registrant as
     Specified in Certificate of                                    Specified in Charter)
        Limited Partnership)
              DELAWARE                                              DISTRICT OF COLUMBIA
                 (State or Other Jurisdiction of Incorporation or Organization)
             52-1928675                                                  52-0781863
                              (I.R.S. Employer Identification No.)
       6560 ROCK SPRING DRIVE                                      6560 ROCK SPRING DRIVE
         BETHESDA, MD 20817                                          BETHESDA, MD 20817
           (301) 214-3000                                              (301) 214-3000


  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrants' Principal Executive Offices)

                             WARREN Y. ZEGER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               COMSAT CORPORATION
                             6560 ROCK SPRING DRIVE
                               BETHESDA, MD 20817
                                 (301) 214-3000
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                WITH COPIES TO:

               William P. O'Neill, Esq.                               Robert E. Buckholz, Jr., Esq.
                   Crowell & Moring                                        Sullivan & Cromwell
            1001 Pennsylvania Avenue, N.W.                                  125 Broad Street
                Washington, D.C. 20004                                  New York, New York 10004
                    (202) 624-2500                                           (212) 558-4000


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                                ----------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /


    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                ----------------


    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 7, 1995



                         8,000,000 PREFERRED SECURITIES
                                COMSAT CAPITAL I
           % CUMULATIVE MONTHLY INCOME PREFERRED SECURITIES (MIPS-SM-*)
              (LIQUIDATION PREFERENCE $25 PER PREFERRED SECURITY)
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY


                                     [LOGO]
                                 --------------

    The                 % Cumulative  Monthly Income  Preferred Securities  (the
"Preferred Securities") representing the limited partner interests offered hereby are being issued by COMSAT Capital I, L.P., a limited partnership formed under the laws of the State of Delaware ("COMSAT Capital I"). COMSAT
Corporation, a District of Columbia corporation ("COMSAT"), is the general partner in COMSAT Capital I (in such capacity, the "General Partner"). COMSAT Capital I exists for the sole purpose of issuing the Preferred Securities and using the proceeds thereof to purchase from COMSAT its % Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures"), having the terms described herein. The limited partner interests represented by the Preferred Securities will have a preference with respect to cash distributions and amounts payable on liquidation over the General Partner's interest in COMSAT Capital I.

                                                        (CONTINUED ON NEXT PAGE)
                                ----------------

    SEE "RISK FACTORS" ON PAGE 6 OF THIS PROSPECTUS FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE PREFERRED SECURITIES, INCLUDING THE PERIOD AND CIRCUMSTANCES DURING AND UNDER WHICH PAYMENTS ON THE PREFERRED SECURITIES AND JUNIOR SUBORDINATED DEBENTURES MAY BE DEFERRED AND THE RELATED FEDERAL INCOME TAX CONSEQUENCES.
                                 -------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES  AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION
     PASSED  UPON   THE   ACCURACY   OR  ADEQUACY   OF   THIS   PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 --------------


                                                       INITIAL PUBLIC     UNDERWRITING          PROCEEDS TO
                                                       OFFERING PRICE    COMMISSION (1)   COMSAT CAPITAL I (2)(3)
                                                       ---------------  ----------------  ------------------------
Per Preferred Security...............................      $25.00             (2)                  $25.00
Total................................................   $200,000,000          (2)               $200,000,000

- ----------------
(1) COMSAT Capital I and COMSAT have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) In view of the fact that the proceeds of the sale of the Preferred Securities will ultimately be invested in Junior Subordinated Debentures, the Underwriting Agreement provides that COMSAT will pay to the Underwriters, as compensation for their arranging the investment therein of such proceeds, $ per Preferred Security (or $ in the aggregate). See "Underwriting".
(3) Expenses of the offering which are payable by COMSAT are estimated to be $580,000.


                                ----------------

    The Preferred Securities offered hereby are offered severally by the Underwriters, as specified herein, and subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Preferred Securities will be made only in book-entry form through the facilities of DTC, New York, New York, on or about
         , 1995.

- ----------------
*MIPS is a servicemark of Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.                                           SMITH BARNEY INC.


CS FIRST BOSTON                                         PAINEWEBBER INCORPORATED

                                   ---------

                The date of this Prospectus is          , 1995.

(CONTINUED FROM PREVIOUS PAGE)

    Holders of the Preferred Securities will be entitled to receive cumulative cash distributions at an annual rate of % of the liquidation preference of $25 per Preferred Security, accruing from the date of original issuance and payable monthly in arrears on the last day of each calendar month of each year,
commencing             , 1995. See  "Description of the  Preferred Securities --
Dividends". The payment of dividends (but only if and to the extent declared out of moneys held by COMSAT Capital I and legally available therefor), and payments on liquidation of COMSAT Capital I or the redemption of Preferred Securities, as set forth below, are guaranteed by COMSAT to the extent described herein (the "Guarantee"). COMSAT's obligations under the Guarantee are subordinate and junior in right to all other liabilities of COMSAT (other than certain other guarantees). See "Description of the Guarantee". If COMSAT fails to make interest payments on the Junior Subordinated Debentures, COMSAT Capital I will have insufficient funds to pay dividends on the Preferred Securities. The Guarantee does not cover payment of dividends when COMSAT Capital I does not have sufficient funds to pay such dividends.

    COMSAT has the right under the Indenture (as defined herein) for the Junior Subordinated Debentures to extend the interest payment period from time to time on the Junior Subordinated Debentures to a period not exceeding 60 consecutive months, and, as a consequence, monthly dividends on the Preferred Securities would be deferred by COMSAT Capital I (but would continue to accrue with interest) during any such extended interest payment period. See "Risk Factors -- Option to Extend Interest Payment Period", "Description of the Preferred Securities -- Dividends" and "Description of the Junior Subordinated Debentures
- -- Option to Extend Interest Payment Period".

    The Preferred Securities are redeemable at  the option of COMSAT Capital  I,
in  whole or in part, from time to time, on or after          , 2000, at $25 per
Preferred Security plus accrued and unpaid dividends thereon (whether or not earned or declared) to the date fixed for redemption (the "Redemption Price"). See "Description of the Preferred Securities -- Optional Redemption". Upon the repayment of the Junior Subordinated Debentures at maturity or upon any acceleration, earlier redemption or otherwise, the proceeds from such repayment will be applied to redeem the Preferred Securities.

    In addition, upon the occurrence of certain events arising from a change in law or a change in legal interpretation, the Preferred Securities are redeemable in whole at the Redemption Price at the option of the General Partner, or the General Partner may dissolve COMSAT Capital I and cause to be distributed to the holders of the Preferred Securities, on a pro rata basis, Junior Subordinated Debentures in lieu of any cash distribution. If the Junior Subordinated Debentures are distributed to the holders of the Preferred Securities, COMSAT will use its best efforts to have the Junior Subordinated Debentures listed on the New York Stock Exchange or on such other exchange as the Preferred Securities are then listed. The obligations of COMSAT under the Junior Subordinated Debentures are subordinate and junior in right of payment to Senior Indebtedness (as defined herein) of COMSAT. At March 31, 1995, Senior Indebtedness of COMSAT aggregated approximately $751 million. See "Description of the Preferred Securities -- Tax Event or Investment Company Event Redemption or Distribution" and "Description of the Junior Subordinated Debentures".

    In the event of the liquidation of COMSAT Capital I, the holders of the Preferred Securities will be entitled to receive for each Preferred Security a liquidation preference of $25 plus accrued and unpaid dividends thereon to the date of payment, subject to certain limitations, unless, in connection with such liquidation, Junior Subordinated Debentures are distributed to the holders of the Preferred Securities. See "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution".


    The Preferred Securities will be represented by a global certificate or certificates registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by the participants in DTC. Except as described herein, Preferred Securities in certificated form will not be issued in exchange for the global certificate or certificates. See "Description of the Preferred Securities -- Book-Entry-Only Issuance -- The Depository Trust Company".



    Application has been made to list the Preferred Securities on the New York Stock Exchange.

                             AVAILABLE INFORMATION

    COMSAT is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the following Regional Offices:
7 World Trade Center, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street at prescribed rates and can be inspected at the New York, Chicago and Pacific Stock Exchanges.

    This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by COMSAT Capital I and COMSAT with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to the Registration Statement for further information with respect to COMSAT, COMSAT Capital I and the securities offered hereby. Statements contained or incorporated by reference herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the Registration Statement.

    No separate financial statements of COMSAT Capital I have been included herein. COMSAT and COMSAT Capital I do not consider that such financial statements would be material to holders of Preferred Securities because COMSAT Capital I is a newly formed special purpose entity, has no operating history, has no independent operations and is not engaged in, and does not propose to engage in, any activity other than as set forth below. COMSAT Capital I is a limited partnership formed under the laws of the State of Delaware. COMSAT is the sole general partner in COMSAT Capital I and, as of the date hereof, directly or indirectly beneficially owns all of COMSAT Capital I's partnership interests. See "COMSAT Capital I".
                                 --------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    COMSAT's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (including Amendment No. 1 thereto on Form 10-K/A), its Quarterly Report on Form 10-Q for the period ended March 31, 1995 (including Amendments No. 1 and No. 2 thereto on Form 10-Q/A), and its Current Report on Form 8-K filed on May 30, 1995, as filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference. All documents filed by COMSAT pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    COMSAT hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, including any beneficial owner, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates. Requests for such copies should be directed to Nancy E. Weber, Assistant Secretary of COMSAT, at 6560 Rock Spring Drive, Bethesda, MD 20817. Ms. Weber's telephone number is (301) 214-3643.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           FOR FLORIDA RESIDENTS ONLY



    COMSAT is the U.S. signatory to the International Mobile Satellite Organization ("Inmarsat"), an international organization which operates the satellites of a global mobile communications satellite system. A total of 76 other nations, including Cuba, are members of Inmarsat. Pursuant to the Inmarsat Convention, which has the status of an international treaty, vessels registered to any country, including Cuba, must be provided access to satellite communications via COMSAT's earth stations, which results in incidental use by Cuban-registered vessels. Communications charges are then billed through the Inmarsat billing system, including to parties in Cuba. This is the extent of the business conducted by COMSAT with Cuba. This information is accurate as of the date hereof. Current information concerning COMSAT's business dealings with Cuba or with any person or affiliate located in Cuba may be obtained from the Division of Securities and Investor Protection of the Florida Department of Banking and Finance, the Capitol, Tallahassee, Florida 32399-0350, telephone
(904) 488-9806.


                                COMSAT CAPITAL I


    COMSAT Capital I is a limited partnership which was formed under the Delaware Revised Uniform Limited Partnership Act (the "Partnership Act") by filing a certificate of limited partnership with the Delaware Secretary of State on May 22, 1995. The initial partners in COMSAT Capital I are COMSAT, as general partner, and COMSAT SPV, Inc., a Delaware corporation and a wholly owned subsidiary of COMSAT ("COMSAT SPV"), as limited partner. Upon the issuance of the Preferred Securities, which securities represent limited partner interests in COMSAT Capital I, COMSAT SPV will cease to be a limited partner. The General Partner will contribute capital in an amount equal to at least 3% of the total capital contributions to COMSAT Capital I. COMSAT and COMSAT SPV entered into a limited partnership agreement dated as of May 22, 1995. Such limited partnership agreement will be amended and restated in its entirety (as so amended and restated, the "Limited Partnership Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part.


    COMSAT Capital I is managed by the General Partner and exists for the sole purpose of issuing the Preferred Securities and investing the proceeds thereof in the Junior Subordinated Debentures. The payment by COMSAT Capital I of dividends due on the Preferred Securities is solely dependent on its receipt of interest payments from COMSAT on the Junior Subordinated Debentures. The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Limited Partnership Agreement and the Partnership Act. See "Description of the Preferred Securities". COMSAT Capital I has a term of approximately 99 years, unless earlier dissolved. COMSAT Capital I's registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, telephone: (302) 658-7581. All of COMSAT Capital I's business and affairs will be conducted by COMSAT, as the sole general partner. The principal place of business of COMSAT Capital I is c/o COMSAT Corporation, 6560 Rock Spring Drive, Bethesda, MD 20817, telephone number (301) 214-3000.

                               COMSAT CORPORATION

GENERAL

    COMSAT is a global provider of communications and entertainment services and
products   primarily   operating  in   four  business   segments:  International
Communications, Mobile Communications, Entertainment and Technology Services.


    International Communications consists of COMSAT World Systems, which provides satellite communications services using the satellite system of the International Telecommunications Satellite Organization ("INTELSAT"), and COMSAT International Ventures, which operates and invests in telecommunications ventures internationally. Mobile Communications consists of COMSAT Mobile Communications, which provides satellite communications services using the satellite system of Inmarsat. Entertainment consists of COMSAT Entertainment Group, Inc. ("CEG"), comprising COMSAT Video Enterprises, Inc. and COMSAT's majority ownership interest in On Command Video Corporation, which provide entertainment services to the hospitality industry throughout the United States and domestic video distribution services to a television network; the Denver Nuggets, a franchise of the National Basketball Association; and Beacon Communications Corp., a producer of theatrical films and television programming. Technology Services consists of COMSAT RSI, Inc., which designs, manufactures, and integrates satellite earth stations, advanced antennas and other turnkey systems for telecommunications, radar, air traffic control and military uses, and provides turnkey voice, video and data communications networks and products, and communication and information services worldwide, and COMSAT Laboratories, COMSAT's center for applied research and technology development.

    For the year ended December 31, 1994, the International Communications segment had revenues of $271 million and operating income of $89 million; the Mobile Communications segment had revenues of $194 million and operating income of $48 million; the Entertainment segment had revenues of $157 million and operating income of $11 million; and the Technology Services segment had revenues of $219 million and operating income of $15 million.


    COMSAT was incorporated in 1963 under District of Columbia law, as authorized by the Communications Satellite Act of 1962 (as amended, the "Satellite Act"). Effective June 1, 1993, COMSAT changed its corporate name from "Communications Satellite Corporation" to "COMSAT Corporation". COMSAT is not an agency or establishment of the U.S. Government. The U.S. Government has not invested funds in COMSAT, guaranteed funds invested in COMSAT or guaranteed the payment of dividends by COMSAT.


    Although COMSAT is a non-governmental publicly held corporation whose common stock is traded on the New York Stock Exchange, the Satellite Act governs certain aspects of COMSAT's structure, ownership and operations, including: three of COMSAT's 15 directors are appointed by the President of the United States with the advice and consent of the United States Senate; COMSAT's issuances of capital stock and borrowings of money must be authorized by the Federal Communications Commission (the "FCC"); there are limitations on the classes of persons that may hold shares of COMSAT's capital stock and on the number of shares a person or class of persons may hold; and, on matters that may affect the national interest and foreign policy of the United States, COMSAT's representatives to INTELSAT and Inmarsat receive instructions from the U.S. Government. Congress has reserved the right to amend the Satellite Act, and amendments, if any, could materially affect COMSAT.

    Under the Satellite Act, the International Maritime Satellite Telecommunications Act of 1978 and the Communications Act of 1934, as amended, COMSAT is subject to regulation by the FCC with respect to its COMSAT World Systems and COMSAT Mobile Communications services and the rates charged for those services. FCC decisions and policies have had and will continue to have a significant impact on COMSAT.

    The principal place of business of COMSAT is 6560 Rock Spring Drive, Bethesda, MD 20817, telephone number (301) 214-3000.

RECENT DEVELOPMENTS


    On July 1, 1995, CEG acquired the Quebec Nordiques National Hockey League ("NHL") franchise for approximately $75 million. COMSAT plans to transfer the team to Denver, Colorado in time for the 1995-96 NHL season. The acquisition was financed with the proceeds of a bank loan, the principal of which must be repaid not later than January 1, 1997 (the "Bank Loan"). See "Use of Proceeds".



    On  June 20, 1995,  COMSAT and CEG  announced the settlement  of all pending claims of patent and copyright infringement brought by SpectraVision, Incorporated ("SpectraVision") in a lawsuit initiated in 1992. Under the disclosed terms of the settlement, COMSAT's majority-owned subsidiary On Command Video Corporation ("OCV") will provide certain rights under one of its patents to SpectraVision, and SpectraVision will provide to CEG and OCV certain rights to the use of SpectraVision's copyrighted computer communications protocols. COMSAT believes that this resolution will not have a material impact on COMSAT's financial position.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF PREFERRED SECURITIES SHOULD CAREFULLY REVIEW THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND SHOULD PARTICULARLY CONSIDER THE FOLLOWING MATTERS:

SUBORDINATION OF GUARANTEE AND JUNIOR SUBORDINATED DEBENTURES

    COMSAT's obligations under the Guarantee are subordinate and junior in right of payment to all other liabilities of COMSAT except for certain other guarantees that may be executed by COMSAT in respect of preferred securities of certain affiliates of COMSAT. The obligations of COMSAT under the Junior Subordinated Debentures described under "Description of the Junior Subordinated Debentures" are subordinate and junior in right of payment to Senior
Indebtedness of COMSAT. At March 31, 1995, Senior Indebtedness of COMSAT aggregated approximately $751 million. There are no terms in the Preferred Securities, the Junior Subordinated Debentures or the Guarantee that limit COMSAT's ability to incur additional indebtedness, including indebtedness that ranks senior to the Junior Subordinated Debentures and the Guarantee. See "Description of the Guarantee -- Status of the Guarantee" and "Description of the Junior Subordinated Debentures -- Subordination".

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    COMSAT has the right under the Indenture to extend the interest payment period from time to time on the Junior Subordinated Debentures to a period not exceeding 60 consecutive months, and, as a consequence, monthly dividends on the Preferred Securities would be deferred by COMSAT Capital I (but would continue to accrue with interest thereon) during any such extended interest payment period. In the event that COMSAT exercises this right, COMSAT may not declare or pay dividends on, or redeem, purchase or acquire, any of its capital stock. Prior to the termination of any such extension period, COMSAT may further extend the interest payment period, provided that such extension period together with all such previous and further extensions thereof may not exceed 60 consecutive months. Upon the termination of any extension period COMSAT is required to pay all amounts then due and, upon such payment, COMSAT may select a new extension period, subject to the above requirements. In no event shall any extension period extend beyond the maturity of the Junior Subordinated Debentures. COMSAT Capital I and COMSAT believe that the extension of a payment period on the Junior Subordinated Debentures is unlikely. See "Description of the Preferred Securities -- Dividends" and "Description of the Junior Subordinated Debentures
- -- Option to Extend Interest Payment Period".

    Should an extended interest payment period occur, COMSAT Capital I will continue to accrue income for United States federal income tax purposes which will be allocated, but not distributed, to holders of record of Preferred Securities. As a result, such a holder will include such interest in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash from COMSAT Capital I related to such income if such a holder disposes of his or her Preferred Securities prior to the record date for payment of dividends. See "United States Taxation -- Potential Extension of Interest Payment Period".

TAX EVENT OR INVESTMENT COMPANY EVENT REDEMPTION OR DISTRIBUTION


    Upon the occurrence of a Tax Event (as defined herein) or Investment Company Event (as defined herein), the General Partner will elect to either (i) redeem the Preferred Securities in whole or (ii) dissolve COMSAT Capital I and cause Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in connection with the liquidation of COMSAT Capital I. In the case of a Tax Event, the General Partner may also elect to cause the Preferred Securities to remain outstanding and pay Additional Interest (as defined herein) on the Junior Subordinated Debentures. The Junior Subordinated Debentures will initially be issued at face value as a Global Security (as defined herein) and will be limited in aggregate principal amount to approximately $206.2 million, such amount being the sum of the aggregate stated liquidation preference of the Preferred Securities and the General Partnership Payment (as defined herein). See "Description of the Preferred Securities -- Tax Event or Investment Company Event Redemption or Distribution" and "Description of the Junior Subordinated Debentures -- General".

    Under current United States federal income tax law, a distribution of the Junior Subordinated Debentures would not be a taxable event to holders of the Preferred Securities. Under a change in law, a change in legal interpretation or the other circumstances giving rise to a Tax Event or Investment Company Event, however, the dissolution could be a taxable event to holders of the Preferred Securities. In the judgment of special tax counsel to COMSAT and COMSAT Capital I, the series of events which would result in the recognition of taxable gain or loss by holders of the Preferred Securities, by reason of a dissolution of COMSAT Capital I in response to a Tax Event or Investment Company Event, is unlikely to occur. There can be no assurance in this regard, however. See "United States Taxation -- Receipt of Junior Subordinated Debentures Upon Liquidation or Merger of COMSAT Capital I".

REPLACEMENT OF COMSAT CAPITAL I WITH A TRUST


    Subject to certain conditions, COMSAT Capital I has the right to merge, consolidate or otherwise amalgamate into a trust, thus replacing the limited partnership interests with beneficial interests in a trust. In the event such replacement is made, investors' rights in the successor securities will remain materially unchanged; however, investors will receive for tax reporting purposes a Form 1099 instead of a Form K-1. It is expected that the Preferred Securities and any such successor securities will be listed as equity securities on the New York Stock Exchange. Accordingly, the Preferred Securities are expected to trade "flat"; thus, purchasers will not pay and sellers will not receive any accrued and unpaid interest on the Preferred Securities or such successor securities that is not included in the trading price. However, if the replacement is made, for United States Federal income tax purposes, interest on the applicable successor securities will be included in income as it accrues (regardless of the method of accounting otherwise used), rather than when it is allocated or paid. See "Description of the Preferred Securities -- Merger, Consolidation or Amalgamation of COMSAT Capital I", "United States Taxation -- Income from Preferred Securities", "United States Taxation -- Taxation of Grantor Trust Interests" and "United States Taxation -- Potential Extension of Interest Payment Period".

                    SUMMARY FINANCIAL INFORMATION OF COMSAT

    The selected data presented below under the caption "Income Statement Data" for each of the years in the three-year period ended December 31, 1994 and "Balance Sheet Data" as of December 31, 1994 and 1993 have been derived from the consolidated financial statements of COMSAT, which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated "Income Statement Data" for each of the years ended December 31, 1991 and 1990 and "Balance Sheet Data" as of December 31, 1992, 1991 and 1990 are derived from audited financial statements of COMSAT not included or incorporated by reference herein. The selected data presented below as of and for each of the quarters ended March 31, 1995 and 1994 have been derived from the consolidated financial statements of COMSAT, which have not been audited, but in the opinion of COMSAT such information includes all adjustments, consisting of normal or recurring adjustments, necessary for a fair presentation of such information. The consolidated financial statements as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, and the independent auditors' report thereon (which includes an explanatory paragraph referring to the change in its method of accounting for income taxes), and the condensed consolidated financial statements as of and for each of the quarters ended March 31, 1995 and 1994 and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for such periods, have been incorporated by reference herein. See "Incorporation of Certain Documents by Reference". The financial information presented below should be read in conjunction with such consolidated financial statements and the notes thereto and such MD&A.

                                 QUARTER ENDED MARCH
                                         31,
                                     (UNAUDITED)                         YEAR ENDED DECEMBER 31,
                                ----------------------  ----------------------------------------------------------
                                   1995        1994        1994        1993        1992        1991        1990
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
INCOME STATEMENT DATA:
Revenues......................  $  207,883  $  200,495  $  826,899  $  754,285  $  688,093  $  651,211  $  563,462
Operating expenses............     178,126     163,621     676,648     602,705     583,111     508,499     563,980
Operating income (loss).......      29,757      36,874     150,251     151,580     104,982     142,712        (518)
Income (loss) before
 cumulative effect of changes
 in accounting principles.....      14,573      20,181      77,642      82,469      53,292      81,014      (9,045)
Cumulative effect of changes
 in accounting principles.....      --          --          --           1,925      --         (26,607)     --
Net income (loss).............      14,573      20,181      77,642      84,394      53,292      54,407      (9,045)
Dividends paid................       9,178       7,446      33,547      30,410      27,837      25,867      25,219
Primary earnings (loss) per
 share........................        0.31        0.43        1.64        1.79        1.16        1.22       (0.21)
Dividends paid per share......       0.195       0.185        0.76        0.74        0.70        0.67        0.66

BALANCE SHEET DATA:
Total assets..................   2,017,219   1,975,992   1,975,992   1,773,513   1,654,985   1,469,516   1,300,683
Long-term debt................     569,440     515,542     515,542     410,550     496,804     391,308     383,695
Stockholders' equity..........     837,713     826,916     826,916     763,440     702,292     657,783     619,150

                  RATIO OF EARNINGS TO FIXED CHARGES OF COMSAT

                                                     QUARTER
                                                      ENDED
                                                    MARCH 31,       YEAR ENDED DECEMBER 31,
                                                    ----------  -------------------------------
                                                    1995  1994  1994  1993  1992  1991  1990(2)
                                                    ----  ----  ----  ----  ----  ----  -------
Ratio of Earnings to Fixed Charges: (1)...........  2.4   3.4   3.4   3.7   2.6   3.1       --

- --------------
(1) For purposes of calculating this ratio, fixed charges consist of interest expense including capitalized interest, the interest expense of an unconsolidated majority-owned investment in 1990, 1991 and 1992, and an estimate of the interest factor of rental expense. Earnings consist of pretax income (loss) from continuing operations before fixed charges, the losses and undistributed earnings of equity investments and the amortization of capitalized interest. During the periods presented, COMSAT did not have any preferred stock issued or outstanding. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is not presented.
(2) 1990 earnings were inadequate to cover fixed charges, as such terms are defined in Item 503(d) of Regulation S-K, with a coverage deficiency of $23,726,000. However, 1990 earnings include a $97,576,000 nonrecurring charge related to the restructuring of the video entertainment business unit.

                                USE OF PROCEEDS


    The proceeds from the sale of the Preferred Securities will be invested in the Junior Subordinated Debentures issued pursuant to the Indenture described herein. The proceeds from the sale of the Junior Subordinated Debentures will be used by COMSAT to reduce outstanding commercial paper (at June 30, 1995,
totaling  approximately  $131.5  million,  at   an  average  interest  cost   of
approximately 6%) and to repay the Bank Loan, which must be repaid not later than January 1, 1997 and has a current interest rate of 9%. See "COMSAT Corporation -- Recent Developments".


                            CAPITALIZATION OF COMSAT


    The following table sets forth the consolidated short-term obligations and capitalization of COMSAT as of March 31, 1995, and as adjusted to reflect the application of the estimated net proceeds from the sale of the Preferred Securities. See "Use of Proceeds".



                                                                                               MARCH 31, 1995
                                                                                           -----------------------
                                                                                            ACTUAL    AS ADJUSTED
                                                                                           ---------  ------------
                                                                                                (IN MILLIONS)
Commercial paper and current maturities of long-term obligations.........................  $     149   $       24
                                                                                           ---------  ------------
                                                                                           ---------  ------------
Long-term debt...........................................................................  $     569   $      569
                                                                                           ---------  ------------
Company-obligated mandatorily redeemable preferred securities issued by subsidiary.......          0          200
                                                                                           ---------  ------------
Stockholders' equity:
  Common stock...........................................................................        315          315
  Preferred stock........................................................................          0            0
  Retained earnings......................................................................        538          538
  Treasury stock (at cost)...............................................................        (12)         (12)
  Other..................................................................................         (3)          (3)
                                                                                           ---------  ------------
    Total stockholders' equity...........................................................        838          838
                                                                                           ---------  ------------
    Total capitalization (excluding short-term obligations)..............................  $   1,407   $    1,607
                                                                                           ---------  ------------
                                                                                           ---------  ------------

                    DESCRIPTION OF THE PREFERRED SECURITIES


    SET FORTH BELOW IS A SUMMARY OF ALL MATERIAL TERMS OF THE PREFERRED SECURITIES. THE SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE LIMITED PARTNERSHIP AGREEMENT, A COPY OF WHICH IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS ASSIGNED TO THEM IN THE LIMITED PARTNERSHIP AGREEMENT.


GENERAL

    All of the partnership interests in COMSAT Capital I, other than the Preferred Securities offered hereby, are owned directly or indirectly by COMSAT. The Limited Partnership Agreement authorizes and creates the Preferred Securities, which represent limited partner interests in COMSAT Capital I. The limited partner interests represented by the Preferred Securities will have a preference with respect to dividends and amounts payable on liquidation over the General Partner's interest in COMSAT Capital I. The Limited Partnership Agreement does not permit the issuance of any other limited partnership interests or preferred securities of COMSAT Capital I, or the incurrence of any indebtedness by COMSAT Capital I.

DIVIDENDS

    The dividends payable on each Preferred Security will be fixed at a rate per
annum  of       % of  the  stated liquidation  preference  of $25  per Preferred
Security. Dividends in arrears will bear interest thereon at the rate per annum of % thereof. The term "dividends" as used herein includes any such interest payable unless otherwise stated. The amount of dividends payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

    Dividends on the Preferred Securities will be cumulative, will accrue from the date of initial issuance and will be payable monthly in arrears, on the last day of each calendar month of each year, commenc-
ing                ,  1995, when, as and  if available and  determined to be  so payable by COMSAT, as the General Partner, except as otherwise described below. COMSAT has the right under the Indenture to extend the interest payment period from time to time on the Junior Subordinated Debentures to a period not exceeding 60 consecutive months, and, as a consequence, monthly dividends on the Preferred Securities would be deferred by COMSAT Capital I (but would continue to accrue with interest) during any such extended interest payment period. In the event that COMSAT exercises this right, COMSAT may not declare or pay dividends on, or redeem, purchase or acquire, any of its capital stock. Prior to the termination of any such extension period, COMSAT may further extend the interest payment period, provided that such extension period together with all such previous and further extensions thereof may not exceed 60 consecutive months. Upon the termination of any extension period COMSAT is required to pay all amounts then due and, upon such payment, COMSAT may select a new extension period, subject to the above requirements. In no event shall any extension period extend beyond the maturity of the Junior Subordinated Debentures. See "Description of the Junior Subordinated Debentures -- Interest" and "-- Option to Extend Interest Payment Period".

    Dividends on the Preferred Securities must be declared monthly and paid on the dates payable to the extent that COMSAT Capital I has (i) funds legally available for the payment of such dividends and (ii) cash on hand sufficient to permit such payments. It is anticipated that COMSAT Capital I's earnings available for distribution to the holders of the Preferred Securities will be limited to payments under the Junior Subordinated Debentures in which COMSAT Capital I will invest the proceeds from the issuance and sale of the Preferred Securities. See "Description of the Junior Subordinated Debentures". The payment of dividends, to the extent declared by COMSAT Capital I out of moneys held by COMSAT Capital I and legally available therefor, is guaranteed by COMSAT as set forth under "Description of the Guarantee".

    Dividends on the Preferred Securities will be payable to the holders thereof as they appear on the books and records of COMSAT Capital I on the relevant record dates, which will be one Business Day (as defined below) prior to the relevant payment dates. Subject to any applicable laws and regulations and the provisions of the Limited Partnership Agreement, each such payment will be made as described under "Book-Entry-Only Issuance -- The Depository Trust Company" below. In the event the Preferred Securities shall not continue to remain in book-entry-only form, the General Partner shall have the right to select relevant record dates which shall be more than one Business Day prior to the relevant payment dates. In the event that any date on which dividends are payable on the Preferred Securities is not a Business Day, then payment of the dividend payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which banking institutions in The City of New York are authorized or required by law or executive order to close.



    COMSAT Capital I shall be required to declare and pay additional dividends on the Preferred Securities upon any dividend arrearages in respect of the Preferred Securities in order to provide, in effect, monthly compounding on such dividend arrearages.


OPTIONAL REDEMPTION

    The  Preferred Securities are redeemable at  the option of COMSAT Capital I,
in whole or in part, from time to time, on or after             , 2000, upon not
less than 30 nor more than 60 days' notice, at the Redemption Price. In the event that fewer than all the outstanding Preferred Securities are to be so redeemed, the Preferred Securities to be redeemed will be selected as described under "Book-Entry-Only Issuance -- The Depository Trust Company" below. If a partial redemption would result in the delisting of the Preferred Securities, COMSAT Capital I may only redeem the Preferred Securities in whole.

TAX EVENT OR INVESTMENT COMPANY EVENT REDEMPTION OR DISTRIBUTION

    If a Tax Event shall occur and be continuing, the General Partner shall elect to (i) redeem the Preferred Securities in whole (and not in part), upon not less than 30 nor more than 60 days' notice at the Redemption Price within 90 days following the occurrence of such Tax Event; provided, that, if at the time there is available to the General Partner the opportunity to eliminate, within such 90-day period, the Tax Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure, which has no adverse effect on COMSAT Capital I or COMSAT, the General Partner will pursue such measure in lieu of redemption, (ii) dissolve COMSAT Capital I and cause Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in liquidation of COMSAT Capital I, or (iii) cause the Preferred Securities to remain outstanding and pay Additional Interest on the Junior Subordinated Debentures. See "Description of the Junior Subordinated Debentures -- Additional Interest".

    "Tax Event" means that the General Partner shall have obtained an opinion of nationally recognized independent tax counsel experienced in such matters to the effect that, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, (b) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination on or after the date of this Prospectus) or (c) any interpretation or pronouncement that provides for a position with respect to such laws or regulations that differs from the generally accepted position on the date of this Prospectus, which amendment or change is effective or which interpretation or pronouncement is announced on or after the date of this Prospectus, there is more than an insubstantial risk that (i) COMSAT Capital I is subject to federal income tax with respect to interest received on the Junior Subordinated Debentures, (ii) interest payable to COMSAT Capital I on the Junior Subordinated Debentures will not be deductible for federal income tax purposes or (iii) COMSAT Capital I is subject to more than a DE MINIMIS amount of other taxes, duties or other governmental charges.

    If an Investment Company Event shall occur and be continuing, the General Partner shall elect to either (i) redeem the Preferred Securities in whole (and not in part), upon not less than 30 nor more than 60 days' notice at the Redemption Price within 90 days following the occurrence of such Investment Company Event; provided, that, if at the time there is available to the General Partner the opportunity to eliminate, within such 90-day period, the Investment Company Act Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure, which has no adverse effect on COMSAT Capital I or COMSAT, the General Partner will pursue such measure in lieu of redemption, or (ii) dissolve COMSAT Capital I and cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in liquidation of COMSAT Capital I, within 90 days following the occurrence of such Investment Company Event.


    "Investment Company Event" means the occurrence of a change in law or regulation or a written change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law") to the effect that COMSAT Capital I is or will be considered an "investment company" which is required to be registered under the Investment Company Act of 1940, as amended (the "1940 Act"), which Change in 1940 Act Law becomes effective on or after the date of this Prospectus; provided, that no Investment Company Event shall be deemed to have occurred if the General Partner obtains a written opinion of nationally recognized independent counsel experienced in practice under the 1940 Act to the effect that, notwithstanding such Change in 1940 Act Law, COMSAT Capital I is not required to be registered as an "investment company" within the meaning of the 1940 Act.


    After the date fixed for any distribution of Junior Subordinated Debentures upon dissolution of COMSAT Capital I, (i) the Preferred Securities will no longer be deemed to be outstanding, (ii) The Depository Trust Company (the "Depository" or "DTC") or its nominee, as the record holder of the Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution and (iii) any certificates representing Preferred Securities not held by DTC or its nominee will be deemed to represent Junior Subordinated Debentures having a principal amount equal to the aggregate of the stated liquidation preference of such Preferred Securities, with accrued and unpaid interest equal to the amount of accrued and unpaid dividends on such Preferred Securities, until such certificates are presented to COMSAT or its agent for transfer or reissuance.

MANDATORY REDEMPTION

    Upon the repayment of the Junior Subordinated Debentures at maturity or upon any acceleration, earlier redemption or otherwise, the proceeds from such repayment will be applied to redeem the Preferred Securities, in whole, upon not less than 30 nor more than 60 days' notice, at the Redemption Price.

REDEMPTION PROCEDURES

    COMSAT Capital I may not redeem fewer than all the outstanding Preferred Securities unless all accrued and unpaid dividends have been paid on all Preferred Securities for all monthly dividend periods terminating on or prior to the date of redemption.


    If COMSAT Capital  I gives a  notice of redemption  in respect of  Preferred
Securities (which notice will be irrevocable) and all of the Preferred Securities are in book-entry form, then, by 12:00 noon, New York time, on the redemption date, COMSAT Capital I will irrevocably deposit with DTC funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders of the Preferred Securities. See "Book-Entry-Only Issuance -- The Depository Trust Company". If all of the Preferred Securities are not in book-entry form, COMSAT Capital I may pay the Redemption Price to a holder of Preferred Securities by check upon presentation by a holder of the certificate representing such Preferred Securities. If notice of redemption shall have been given and funds are deposited as required, then upon the date of such deposit, all rights of holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Preferred Securities is improperly withheld or refused and not paid either by COMSAT Capital I or by COMSAT pursuant to the Guarantee described under "Description of the Guarantee", dividends on such Preferred Securities will continue to accrue at the then applicable rate, from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

    Subject to the foregoing and applicable law (including, without limitation, United States federal securities laws), COMSAT or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION


    In the event of any voluntary or involuntary dissolution, winding-up or termination (other than any termination within the meaning of section
708(b)(1)(B) of the Code (as defined herein) or equivalent provision of subsequent law, which termination does not constitute a termination of COMSAT Capital I for any other purpose) of COMSAT Capital I, the holders of the Preferred Securities at the time will be entitled to receive out of the assets of COMSAT Capital I available for distribution to partners after satisfaction of liabilities of creditors, before any distribution of assets is made to the General Partner, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the stated liquidation preference of $25 per Preferred Security and accrued and unpaid dividends thereon to the date of payment (the "Liquidation Distribution"), unless, in connection with such dissolution, winding-up or termination, Junior Subordinated Debentures in a principal amount equal to the aggregate liquidation preference of the Preferred Securities have been distributed on a pro rata basis to the holders of the Preferred Securities.



    Pursuant to the Limited Partnership Agreement, COMSAT Capital I shall be dissolved and its affairs shall be wound up: (i) on December 31, 2094, the expiration of the term of COMSAT Capital I, (ii) upon the bankruptcy of the General Partner, (iii) upon the assignment by the General Partner of its entire interest in COMSAT Capital I when the assignee is not admitted to COMSAT Capital I as a general partner of COMSAT Capital I in accordance with the Limited Partnership Agreement, or the filing of a certificate of dissolution or its equivalent with respect to the General Partner, or the revocation of the General Partner's charter and the expiration of 90 days after the date of notice to the General Partner of revocation without a reinstatement of its charter, or any other event occurs which causes the General Partner to cease to be a general partner of COMSAT Capital I under the Partnership Act, unless the business of COMSAT Capital I is continued by a majority in interest of the remaining partners of COMSAT Capital I in accordance with the Partnership Act, (iv) in accordance with the provisions of the Preferred Securities, (v) upon the entry of a decree of a judicial dissolution or (vi) upon the written consent of all partners of COMSAT Capital I.


MERGER, CONSOLIDATION OR AMALGAMATION OF COMSAT CAPITAL I


    COMSAT Capital I may not, and COMSAT will not permit COMSAT Capital I to, consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other body, except as described below. COMSAT Capital I may, without the consent of the holders of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by, a limited partnership, a limited liability company or a trust organized as such under the laws of any state of the United States of America or of the District of Columbia; provided, that (i) such successor entity either (x) expressly assumes all of the obligations of COMSAT Capital I under the Preferred Securities or (y) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank, with respect to participation in the profits, dividends and assets of the successor entity, at least as high as the Preferred Securities rank with respect to participation in the profits, dividends and assets of COMSAT Capital I, (ii) COMSAT expressly acknowledges such successor entity as the holder of the Junior Subordinated Debentures, (iii) the Preferred Securities or any Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed, (iv) such merger, consolidation, amalgamation or replacement does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation or replacement does not adversely affect the powers, preferences and other special rights of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (vi) such successor entity has a purpose substantially identical to that of COMSAT Capital I, (vii) COMSAT has provided a guarantee to the holders of the Successor Securities with respect to such successor entity having substantially the same terms as the Guarantee, and (viii) prior to such merger, consolidation, amalgamation or replacement, COMSAT has received an opinion of nationally recognized independent counsel to COMSAT Capital I experienced in such matters to the effect that (x) such successor entity will not be treated as an association taxable as a corporation for federal income tax purposes, (y) following such merger, consolidation, amalgamation or replacement, neither COMSAT nor such successor entity will be required to register as an investment company under the 1940 Act and (z) such merger, consolidation, amalgamation or replacement will not adversely affect the limited liability of the holders of the Preferred Securities. See "Risk Factors -- Replacement of COMSAT Capital I with a Trust".



    Subject to certain conditions, COMSAT Capital I has the right to merge, consolidate or otherwise amalgamate into a trust, thus replacing the limited partnership interests in COMSAT Capital I with beneficial interests in a trust. In the event such replacement is made, investors' rights in the Successor Securities will remain materially unchanged; however, investors will receive for tax reporting purposes a Form 1099 instead of a Form K-1. For a discussion of tax consequences to holders of Successor Securities, see "United States Taxation
- -- Income from Preferred Securities", "United States Taxation -- Taxation of Grantor Trust Interests" and "United States Taxation -- Potential Extension of Interest Payment Period". In determining whether to replace COMSAT Capital I with a trust, COMSAT Capital I will balance the potential cost savings of
distributing   Forms  1099  instead  of  Forms  K-1  to  investors  against  the administrative costs, including trustees' fees and transaction costs, associated with such replacement.


VOTING RIGHTS

    Except as provided below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by law and the Limited Partnership Agreement, the holders of the Preferred Securities will have no voting rights.


    If (i) COMSAT Capital I fails to pay dividends in full on the Preferred Securities for 18 consecutive months; (ii) an Event of Default (as defined in the Indenture) occurs and is continuing on the Junior Subordinated Debentures; or (iii) COMSAT is in default on any of its payment or other obligations under the Guarantee (as described under "Description of the Guarantee -- Certain Covenants of COMSAT"), then the holders of the Preferred Securities will be entitled by the majority vote of such holders to appoint and authorize a special representative of COMSAT Capital I and the limited partners (a "Special Representative") to enforce COMSAT Capital I's creditor rights under the Indenture and the Junior Subordinated Debentures, to enforce the rights of the holders of the Preferred Securities under the Guarantee and to enforce the rights of the holders of the Preferred Securities to receive dividends on the Preferred Securities. The Special Representative shall not be admitted as a general partner in COMSAT Capital I or otherwise be deemed to be a general partner in COMSAT Capital I and shall have no liability for the debts, obligations or liabilities of COMSAT Capital I. Notwithstanding the appointment of any such Special Representative upon COMSAT Capital I's failure to pay dividends in full for 18 consecutive months, COMSAT shall continue as General Partner and shall retain all rights under the Indenture, including the right to extend the interest payment period from time to time to a period not exceeding 60 consecutive months as provided under "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period". For purposes of determining whether COMSAT Capital I has failed to pay dividends in full for 18 consecutive months, dividends shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative dividends have been or contemporaneously are paid with respect to all monthly dividend periods terminating on or prior to the date of payment of such full cumulative dividends. Not later than 30 days after such right to appoint a Special Representative arises, the General Partner will convene a meeting for the purpose of appointing a Special Representative. If the General Partner fails to convene such meeting within such 30-day period, the holders of 10% in liquidation preference of the outstanding Preferred Securities will be entitled to convene such meeting. The provisions of the Limited Partnership Agreement relating to the convening and conduct of the meetings of the partners will apply with respect to any such meeting. Any Special Representative so appointed shall cease to be a Special Representative of COMSAT Capital I and the limited partners if COMSAT Capital I (or COMSAT pursuant to the Guarantee) shall have paid in full all accrued and unpaid dividends on the Preferred Securities or such default or breach, as the case may be, shall have been cured, and COMSAT, in its capacity as the General Partner, shall continue the business of COMSAT Capital I without dissolution.



    If any proposed amendment to the Limited Partnership Agreement provides for, or the General Partner otherwise proposes to effect, (i) any action which would adversely affect the powers, preferences or special rights of the Preferred Securities, whether by way of amendment to the Limited Partnership Agreement or otherwise (including, without limitation, the authorization or issuance of any limited partner interests in COMSAT Capital I other than the Preferred
Securities), or (ii) the dissolution, winding-up or termination of COMSAT Capital I, other than (x) in connection with the distribution of Junior Subordinated Debentures upon the occurrence of a Tax Event or Investment Company Event or (y) as described under "Merger, Consolidation or Amalgamation of COMSAT Capital I" above, then the holders of outstanding Preferred Securities will be entitled to vote on such amendment or proposal of the General Partner (but not on any other amendment or proposal), and such amendment or proposal shall not be effective except with the approval of the holders of 66 2/3% in liquidation preference of such outstanding Preferred Securities having a right to vote on the matter; provided, however, that no such approval shall be required if the dissolution, winding-up or termination of COMSAT Capital I is proposed or initiated pursuant to the Limited Partnership Agreement upon the initiation of proceedings or after proceedings have been initiated for the dissolution, winding-up, liquidation or termination of COMSAT.



    So long as any Junior Subordinated Debentures are held by COMSAT Capital I, the General Partner shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Trustee (as defined herein), or executing any trust or power conferred on the Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default which is waivable under Section 513 of the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of the Junior Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of at least 66 2/3% in liquidation preference of the Preferred Securities; provided, however, that where a consent under the Indenture would require the consent of each holder affected thereby, no such consent shall be given by the General Partner without the prior consent of each holder of Preferred Securities. The General Partner shall not revoke any action previously authorized or approved by a vote of the Preferred Securities without the approval of the holders of at least 66 2/3% in liquidation preference of the Preferred Securities. The General Partner shall notify all holders of the Preferred Securities of any notice of default received from the Trustee with respect to the Junior Subordinated Debentures.


    Any required approval of holders of Preferred Securities may be given at a separate meeting of holders of Preferred Securities convened for such purpose, at a meeting of all of the partners in COMSAT Capital I or pursuant to written consent. COMSAT Capital I will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Preferred Securities. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought and (iii) instructions for the delivery of proxies or consents.

    No vote or consent of the holders of Preferred Securities will be required for COMSAT Capital I to redeem and cancel Preferred Securities in accordance with the Limited Partnership Agreement.

    Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by COMSAT or by any entity owned more than 50% by COMSAT, or by any entity controlled by COMSAT, either directly or indirectly, shall not be entitled to vote or consent and shall, for purposes of such vote or consent, be treated as if they were not outstanding.

    Holders of the Preferred Securities will have no rights to remove or replace the General Partner.

BOOK-ENTRY-ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

    DTC will act as securities depository for the Preferred Securities. The Preferred Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global Preferred Security certificates will be issued, representing in the aggregate the total number of Preferred Securities, and will be deposited with, DTC.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc. (the "New York Stock Exchange"), the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

    Purchases of Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Preferred Securities, except in the event that use of the book-entry system for the Preferred Securities is discontinued.

    DTC has no knowledge of the actual Beneficial Owners of the Preferred Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices shall be sent to Cede & Co. If less than all of the Preferred Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

    Although voting with respect to the Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Preferred Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to COMSAT Capital I as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Dividend payments on the Preferred Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, COMSAT Capital I or COMSAT, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends to DTC is the responsibility of COMSAT Capital I, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    DTC may discontinue providing its services as securities depository with respect to the Preferred Securities at any time by giving reasonable notice to COMSAT Capital I. Under such circumstances, in the event that a successor securities depository is not obtained, Preferred Security certificates are required to be printed and delivered. Additionally, COMSAT Capital I (with the consent of COMSAT) may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository). In that event, certificates for the Preferred Securities will be printed and delivered. In each of the above circumstances, the General Partner will appoint a paying agent with respect to the Preferred Securities.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that COMSAT and COMSAT Capital I believe to be reliable, but neither COMSAT nor COMSAT Capital I takes responsibility for the accuracy thereof.

REGISTRAR AND TRANSFER AGENT


    The First National Bank of Chicago will act as registrar and transfer agent for the Preferred Securities.


    Registration of transfers of Preferred Securities will be effected without charge by or on behalf of COMSAT Capital I, but upon payment (with the giving of such indemnity as COMSAT Capital I or COMSAT may require) in respect of any tax or other government charges which may be imposed in relation to it.

    COMSAT Capital I will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

MISCELLANEOUS


    Application has been made to list the Preferred Securities on the New York Stock Exchange.


    The General Partner is authorized and directed to conduct its affairs and to operate COMSAT Capital I in such a way that COMSAT Capital I will not be deemed to be an "investment company" required to be registered under the 1940 Act or taxed as a corporation for federal income tax purposes, and so that the Junior Subordinated Debentures will be treated as indebtedness of COMSAT for federal income tax purposes. In this connection, the General Partner is authorized to take any action, not inconsistent with applicable law, the certificate of limited partnership or the Limited Partnership Agreement, that the General Partner determines in its discretion to be necessary or desirable for such purposes, as long as such action does not adversely affect the interests of the holders of the Preferred Securities.

    Holders of the Preferred Securities have no preemptive rights.

GOVERNING LAW

    COMSAT Capital I is a limited partnership organized in Delaware under the Delaware Revised Uniform Limited Partnership Act. The Limited Partnership Agreement and the Preferred Securities will be governed by Delaware law.

                          DESCRIPTION OF THE GUARANTEE


    SET FORTH BELOW IS A SUMMARY OF ALL MATERIAL TERMS OF THE GUARANTEE WHICH WILL BE EXECUTED AND DELIVERED BY COMSAT FOR THE BENEFIT OF THE HOLDERS FROM TIME TO TIME OF PREFERRED SECURITIES. THE SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT IN ALL RESPECTS TO THE PROVISIONS OF, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE GUARANTEE, WHICH IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART.


GENERAL


    Pursuant to the Guarantee, COMSAT will irrevocably and unconditionally agree, to the extent set forth herein, to pay in full, to the holders of the Preferred Securities, the Guarantee Payments (as defined below), as and when due, regardless of any defense, right of set-off or counterclaim which COMSAT Capital I may have or assert. The following payments with respect to the Preferred Securities, to the extent not paid by COMSAT Capital I (the "Guarantee Payments"), will be subject to the Guarantee (without duplication): (i) any accrued and unpaid dividends which are required to be paid on the Preferred Securities, to the extent such dividends have been declared by COMSAT Capital I out of moneys held by COMSAT Capital I and legally available therefor, (ii) the Redemption Price, payable out of funds legally available therefor with respect to any Preferred Securities called for redemption by COMSAT Capital I and (iii) upon a liquidation of COMSAT Capital I, the lesser of (a) the aggregate of the liquidation preference and all accrued and unpaid dividends on the Preferred Securities to the date of payment and (b) the amount of assets of COMSAT Capital I remaining available for distribution to holders of Preferred Securities in liquidation of COMSAT Capital I, except in the event that a Tax Event or an Investment Company Event has occurred and COMSAT has elected to dissolve COMSAT Capital I and cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in liquidation of COMSAT Capital I as provided in the Limited Partnership Agreement. COMSAT's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by COMSAT to the holders of Preferred Securities or by causing COMSAT Capital I to pay such amounts to such holders.


    If COMSAT fails to make interest payments on the Junior Subordinated Debentures purchased by COMSAT Capital I, COMSAT Capital I will have insufficient funds to pay dividends on the Preferred Securities. The Guarantee does not cover payment of dividends or the Redemption Price when COMSAT Capital I does not have sufficient funds to pay such dividends or Redemption Price.

    Because the Guarantee is a guarantee of payment and not of collection, holders of the Preferred Securities may proceed directly against COMSAT as guarantor, rather than having to proceed against COMSAT Capital I before attempting to collect from COMSAT, and COMSAT waives any right or remedy to require that any action be brought against COMSAT Capital I or any other person or entity before proceeding against COMSAT. Such obligations will not be discharged except by payment of the Guarantee Payments in full.


    For a discussion of certain effects of the Guarantee, see "Effects of Obligations Under the Junior Subordinated Debentures and the Guarantee".


CERTAIN COVENANTS OF COMSAT

    In the Guarantee, COMSAT will covenant that, so long as any Preferred Securities remain outstanding, COMSAT will not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than as a result of a reclassification of capital stock or the exchange or conversion of one class or series of capital stock for another class or series of capital stock) or make any guarantee payment with respect to the foregoing if at such time (i) COMSAT has exercised its option to defer interest payments on the Junior Subordinated Debentures and such deferral is continuing, (ii) COMSAT shall be in default with respect to its payment or other obligations under the Guarantee or (iii) there shall have occurred any event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default under the Indenture.

    COMSAT will also covenant that, so long as any of the Preferred Securities are outstanding, it will (i) maintain direct 100% ownership of the partnership interests in COMSAT Capital I other than the Preferred Securities (except as permitted in the Limited Partnership Agreement), (ii) cause at least 3% of the total value of COMSAT Capital I and at least 3% of all interest in the capital, income, gain, loss, deduction and credit of COMSAT Capital I to be held by COMSAT, as General Partner, (iii) not voluntarily dissolve, wind-up or liquidate itself or COMSAT Capital I, (iv) remain the General Partner and timely perform all of its duties as General Partner of COMSAT Capital I (including the duty to cause COMSAT Capital I to declare and pay dividends on the Preferred Securities), unless a permitted successor General Partner is appointed, and (v) subject to the terms of the Preferred Securities, use reasonable efforts to cause COMSAT Capital I to remain a Delaware limited partnership and otherwise continue not to be treated as an association taxable as a corporation for United States federal income tax purposes, except, in all cases, in connection with certain mergers, consolidations or amalgamations permitted by the Limited Partnership Agreement. See "Description of the Preferred Securities -- Merger, Consolidation or Amalgamation of COMSAT Capital I".

AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes which do not adversely affect the rights of holders of Preferred Securities (in which case no vote will be required), the Guarantee may be changed only with the prior approval of the holders of not less than 66 2/3% in liquidation preference of the outstanding Preferred Securities. The manner of obtaining any such approval of holders of the Preferred Securities will be as set forth under "Description of the Preferred Securities -- Voting Rights". All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of COMSAT and shall inure to the benefit of the holders of the Preferred Securities then outstanding. Except in connection with any merger or consolidation of COMSAT with or into another entity or any sale, transfer or lease of COMSAT's assets to another entity complying with the provisions under "-- Consolidation, Merger or Sale of Assets" below, COMSAT may not assign its rights or delegate its obligations under the Guarantee without the prior approval of the holders of not less than 66 2/3% of the aggregate liquidation preference of the Preferred Securities then outstanding.

TERMINATION OF THE GUARANTEE

    The Guarantee will terminate and be of no further force and effect as to the Preferred Securities upon full payment of the Redemption Price of all Preferred Securities, and will terminate completely upon full payment of the amounts payable upon liquidation of COMSAT Capital I. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.

CONSOLIDATION, MERGER OR SALE OF ASSETS

    The Guarantee provides that COMSAT may merge or consolidate with or into another entity, may permit another entity to merge or consolidate with or into COMSAT and may sell, transfer or lease all or substantially all of its assets to another entity, if (i) at such time no Event of Default shall have occurred and be continuing, or would occur as a result of such merger, consolidation or sale, transfer or lease and (ii) the survivor of such merger or consolidation or entity to which COMSAT assets are sold, transferred or leased is an entity organized under the laws of the United States of America or any state thereof or the District of Columbia, becomes the General Partner, assumes all of COMSAT's obligations under the Guarantee and has a net worth equal to at least 10% of the total contributions to COMSAT Capital I.

STATUS OF THE GUARANTEE -- SUBORDINATION

    The Guarantee will constitute an unsecured obligation of COMSAT and will rank (i) subordinate and junior in right of payment to all liabilities of COMSAT, (ii) PARI PASSU with the most senior preferred or preference stock now or hereafter issued by COMSAT and with any guarantee now or hereafter entered into by COMSAT in respect of any preferred or preference stock or preferred securities of any affiliate of COMSAT, and (iii) senior to COMSAT's common stock. The Limited Partnership Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Guarantee. Upon the bankruptcy, liquidation or winding-up of COMSAT, its obligations under the Guarantee will rank junior to all its other liabilities (except that such obligations will rank PARI PASSU with COMSAT's obligations under any guarantee now or hereafter entered into by COMSAT in respect of any preferred or preference stock or preferred securities of any affiliate of COMSAT) and, therefore, funds may not be available for payment under the Guarantee. As of March 31, 1995, COMSAT had approximately $1.15 billion of indebtedness or other obligations which effectively rank senior to the Guarantee and no indebtedness that would rank equally with the Guarantee.

    The Guarantee will constitute a guarantee of payment and not of collection. The Guarantee will be deposited with the General Partner to be held for the benefit of the holders of the Preferred Securities. In the event of the appointment of a Special Representative to, among other things, enforce the Guarantee, the Special Representative may take possession of the Guarantee for such purpose. If no Special Representative has been appointed to enforce the Guarantee, the General Partner has the right to enforce the Guarantee on behalf of the holders of the Preferred Securities. The holders of not less than 10% in aggregate liquidation preference of all outstanding Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the Guarantee, including the giving of directions to the General Partner or the Special Representative, as the case may be. If the General Partner or the Special Representative fails to enforce the Guarantee as above provided, any holder of Preferred Securities may institute a legal proceeding directly against COMSAT to enforce its rights under the Guarantee, without first instituting a legal proceeding against COMSAT Capital I or any other person or entity. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by COMSAT Capital I and by complete performance of all obligations under the Guarantee.

GOVERNING LAW

    The Guarantee will be governed by and construed in accordance with the laws of the State of New York.

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES


    SET FORTH BELOW IS A SUMMARY OF ALL MATERIAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES IN WHICH COMSAT CAPITAL I WILL INVEST WITH THE PROCEEDS OF THE ISSUANCE AND SALE OF (I) THE PREFERRED SECURITIES AND (II) THE GENERAL PARTNER'S CAPITAL CONTRIBUTION WITH RESPECT TO THE PREFERRED SECURITIES (THE "GENERAL PARTNERSHIP PAYMENT"). THE SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE INDENTURE (THE "INDENTURE"),
DATED AS OF            , 1995,  BETWEEN COMSAT AND  THE FIRST  NATIONAL BANK  OF
CHICAGO, AS TRUSTEE (THE "TRUSTEE"), THE FORM OF WHICH IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WHENEVER PARTICULAR PROVISIONS OR DEFINED TERMS IN THE INDENTURE ARE REFERRED TO HEREIN, SUCH PROVISIONS OR DEFINED TERMS ARE INCORPORATED BY REFERENCE HEREIN. SECTION AND ARTICLE REFERENCES USED HEREIN ARE REFERENCES TO PROVISIONS OF THE INDENTURE UNLESS OTHERWISE NOTED.


    Under certain circumstances involving the dissolution of COMSAT Capital I following the occurrence of a Tax Event or Investment Company Event, Junior Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of COMSAT Capital I. See "Description of the Preferred Securities -- Tax Event or Investment Company Event Redemption or Distribution".

GENERAL


    The Junior Subordinated Debentures will be limited in aggregate principal amount to approximately $206.2 million, such amount being the sum of the aggregate stated liquidation preference of the Preferred Securities and the General Partnership Payment.


    The entire principal amount of the Junior Subordinated Debentures will become due and payable, together with any accrued and unpaid interest thereon,
including Additional Interest, if any, on        , 2025, subject to the election
of COMSAT to extend the maturity date of the Junior Subordinated Debentures to a
date not later  than           , 2044,  provided that  COMSAT satisfies  certain
financial covenants. See "-- Option to Extend Maturity Date".

    The Junior Subordinated Debentures, if distributed to holders of Preferred Securities in a dissolution of COMSAT Capital I, will initially be issued as a Global Security. In the event that Junior Subordinated Debentures are issued in certificated form, such Junior Subordinated Debentures will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below.


    Payments on Junior Subordinated Debentures issued as a Global Security will be made to DTC, as the depository for the Junior Subordinated Debentures. In the event Junior Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other denominations of a like aggregate principal amount at the corporate trust office of the Trustee in The City of New York; provided, that, unless the Junior Subordinated Debentures are held by COMSAT Capital I or any successor permissible under "Description of the Preferred Securities -- Merger, Consolidation or Amalgamation of COMSAT Capital I" (in which case payment shall be made by wire transfer), payment of interest may be made at the option of COMSAT by check mailed to the address of the persons entitled thereto.


    If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the dissolution of COMSAT Capital I, COMSAT will use its best efforts to list the Junior Subordinated Debentures on the New York Stock Exchange or on such other exchange as the Preferred Securities are then listed and traded on the same part of any such exchange.


INTEREST


    Each Junior Subordinated Debenture will bear interest at the rate of % per annum from the original date of issuance, payable monthly in arrears on the last day of each calendar month of each year (each, an "Interest Payment Date"),
commencing        ,  1995, to the person in whose name such Junior  Subordinated
Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date; provided, however, that in the event the Junior Subordinated Debentures shall not continue to remain in book-entry-only form, COMSAT shall have the right to select record dates which shall be more than one Business Day prior to the Interest Payment Date. Interest will compound monthly and will accrue at the annual rate of % on any interest installment not paid when due.

    The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

OPTION TO EXTEND MATURITY DATE

    The  maturity date of the  Junior Subordinated Debentures is          , 2025
(the "Scheduled Maturity Date"). COMSAT, however, may, prior to the Scheduled Maturity Date, extend such maturity date no more than one time, for up to an additional 19 years from the Scheduled Maturity Date, provided that (i) COMSAT is not in bankruptcy or otherwise insolvent, (ii) COMSAT is not in default on any series of Junior Subordinated Debentures, (iii) COMSAT has made timely payments on the Junior Subordinated Debentures for the immediately preceding 18 months without deferrals, (iv) COMSAT Capital I is not in arrears on payments of distributions on Preferred Securities, (v) the Junior Subordinated Debentures shall continue to pay interest at least at a rate equal to the rate of
distributions  that  accrue  on  the  Preferred  Securities,  (vi)  the   Junior
Subordinated Debentures are rated Investment Grade by Standard & Poor's Corporation, Moody's Investors Service, Inc., Fitch Investor Services, Duff & Phelps Credit Rating Company or any other nationally recognized statistical rating organization, and (vii) the final maturity of the Junior Subordinated Debentures is not later than the 49th anniversary of the issuance of the Preferred Securities.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    COMSAT shall have the right at any time during the term of the Junior Subordinated Debentures to extend the interest payment period from time to time to a period not exceeding 60 consecutive months (the "Extension Period"), at the end of which Extension Period COMSAT shall pay all interest then accrued and unpaid (together with interest thereon at the rate specified for the Junior Subordinated Debentures to the extent permitted by applicable law). In no event shall any Extension Period extend beyond the maturity of the Junior Subordinated Debentures. During any Extension Period, COMSAT shall not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock. Prior to the termination of any such Extension Period, COMSAT may further extend the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof may not exceed 60 consecutive months. Upon the termination of any Extension Period and the payment of all amounts then due, COMSAT may select a new Extension Period, subject to the above requirements. No interest during an Extension Period, except at the end thereof, shall be due and payable. If COMSAT Capital I shall be the sole holder of the Junior Subordinated Debentures, COMSAT shall give COMSAT Capital I notice of its selection of such Extension Period one Business Day prior to the earlier of (i) the date the dividends on the Preferred Securities are payable or (ii) the date COMSAT Capital I is required to give notice to the New York Stock Exchange or other applicable self-regulatory organization or to holders of the Preferred Securities of the record date or the date such dividend is payable, but in any event not less than one Business Day prior to such record date. COMSAT shall cause COMSAT Capital I to give notice of COMSAT's selection of such Extension Period to the holders of the Preferred Securities. If COMSAT Capital I shall not be the sole holder of the Junior Subordinated Debentures, COMSAT shall give the holders of the Junior Subordinated Debentures notice of its selection of such Extension Period ten Business Days prior to the earlier of (i) the Interest Payment Date or (ii) the date COMSAT is required to give notice to the New York Stock

Exchange or other applicable self-regulatory organization, or to holders of the Junior Subordinated Debentures, of the record or payment date of such related interest payment, but in any event not less than two Business Days prior to such record date.

ADDITIONAL INTEREST

    If at any time COMSAT Capital I shall be required to pay any interest on dividends in respect of the Preferred Securities pursuant to the terms thereof, then COMSAT will pay as interest to COMSAT Capital I as the holder of the Junior Subordinated Debentures ("Additional Interest") an amount equal to such interest on dividends in arrears. In addition, if COMSAT Capital I would be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any such case, COMSAT also will pay as Additional Interest such amounts as shall be required so that the net amounts received and retained by COMSAT Capital I after paying any such taxes, duties, assessments or governmental charges will be not less than the amounts COMSAT Capital I would have received had no such taxes, duties, assessments or governmental charges been imposed.

MANDATORY PREPAYMENT

    If COMSAT Capital I redeems Preferred Securities in accordance with the terms thereof, the Junior Subordinated Debentures will become due and payable in a principal amount equal to the aggregate stated liquidation preference of the Preferred Securities so redeemed, together with any accrued and unpaid interest thereon, including Additional Interest, if any. Any payment pursuant to this provision shall be made prior to 12:00 noon, New York time, on the date of such redemption or at such other time on such earlier date as COMSAT and COMSAT Capital I shall agree. The Junior Subordinated Debentures are not entitled to the benefit of any sinking fund.

OPTIONAL REDEMPTION

    COMSAT shall have the right to redeem the Junior Subordinated Debentures without premium or penalty, in whole or in part, concurrent with the redemption by COMSAT Capital I of the Preferred Securities (if any Preferred Securities are
then outstanding), at any time or from time to time on  or after        ,  2000,
upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest, if any, to the redemption date.


    In the event of any redemption in part, COMSAT shall not be required to (i) issue, register the transfer of or exchange any Junior Subordinated Debenture during a period beginning at the opening of business 15 days before any selection for redemption of Junior Subordinated Debentures and ending at the close of business on the earliest date in which the relevant notice of redemption is deemed to have been given to all holders of Junior Subordinated Debentures and (ii) register the transfer of or exchange any Junior Subordinated Debentures so selected for redemption, in whole or in part, except the unredeemed portion of any Junior Subordinated Debenture being redeemed in part. (Section 1201).


SUBORDINATION

    The Indenture provides that the Junior Subordinated Debentures are subordinate and junior in right of payment to all Senior Indebtedness of COMSAT as provided in the Indenture. No payment of principal of (including redemption payments), or interest on, the Junior Subordinated Debentures may be made (i) if any Senior Indebtedness is not paid when due, any applicable grace period with respect to such default has ended and such default has not been cured or waived, or (ii) if the maturity of any Senior Indebtedness has been accelerated because of a default. Upon any distribution of assets of COMSAT to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on, all Senior Indebtedness must be paid in full before the holders of the Junior Subordinated Debentures are entitled to receive or retain any payment. The rights of the holders of the Junior Subordinated Debentures will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Junior Subordinated Debentures are paid in full. (Sections 1101 to 1105). However, since Senior Indebtedness currently is not secured and ranks PARI PASSU with other unsecured indebtedness of COMSAT, rights of subrogation currently do not improve the position of the holders of the Junior Subordinated Debentures in relation to the holders of any other unsecured indebtedness of COMSAT.



    The term "Senior Indebtedness" shall mean the principal of, premium, if any, interest on and any other payment due pursuant to any of the following, whether outstanding at the date of execution of the Indenture or thereafter incurred, created or assumed: (i) all indebtedness of COMSAT evidenced by notes, debentures, bonds or other securities sold by COMSAT for money; (ii) all capital lease obligations of COMSAT; (iii) all indebtedness of others of the kinds described in the preceding clauses (i) and (ii) assumed by or guaranteed in any manner by COMSAT or in effect guaranteed by COMSAT; and (iv) all renewals, extensions or refundings of indebtedness of the kinds described in any of the preceding clauses (i), (ii) and (iii); provided, however, that the following shall not constitute Senior Indebtedness: (a) any indebtedness of COMSAT to any subsidiary of COMSAT, or (b) any indebtedness, which by the terms of the instrument creating or evidencing the same expressly provides that such indebtedness is not superior in right of payment to or is PARI PASSU with the Junior Subordinated Debentures. Such Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness. (Section 101).


    The Indenture does not limit the aggregate amount of Senior Indebtedness which may be issued. At March 31, 1995, Senior Indebtedness of COMSAT aggregated approximately $751 million.

CERTAIN COVENANTS OF COMSAT


    COMSAT will covenant that, subject to certain limited exceptions, it will not, directly or indirectly, declare or pay any dividend on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any of its capital stock or make any guarantee payments with respect to the foregoing, if at such time (i) there shall have occurred any event that would constitute an Event of Default under the Indenture, (ii) COMSAT shall be in default with respect to its payment of any obligations under the Guarantee or
(iii) COMSAT shall have given notice of its selection of an extended interest payment period as provided in the Indenture and such period, or any extension thereof, shall be continuing. COMSAT will also covenant (i) to remain the sole general partner of COMSAT Capital I and maintain 100% ownership of the general partnership interests thereof; provided that any permitted successor of COMSAT under the Indenture may succeed to COMSAT's duties as General Partner, (ii) to contribute capital in an amount equal to at least 3% of the total capital contributions to COMSAT Capital I, (iii) not to voluntarily dissolve, wind-up or terminate COMSAT Capital I, except in connection with the distribution of Junior Subordinated Debentures to the holders of Preferred Securities in liquidation of COMSAT Capital I pursuant to the Limited Partnership Agreement and in connection with certain mergers, consolidations or amalgamations permitted by the Limited Partnership Agreement, (iv) to timely perform all of its duties as the general partner in COMSAT Capital I (including the duty to declare and pay dividends on the Preferred Securities) and (v) to use its reasonable efforts to cause COMSAT Capital I to remain a limited partnership except in connection with certain mergers, consolidations or amalgamations permitted by the Limited Partnership Agreement and otherwise continue not to be treated as an association taxable as a corporation for United States federal income tax purposes. (Section 1006).


EVENTS OF DEFAULT


    The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Event of Default" with respect to the Junior Subordinated Debentures: (i) failure for 10 days to pay interest on the Junior Subordinated Debentures, including any Additional Interest in respect thereof, when due; or (ii) failure to pay principal or premium, if any, on the Junior Subordinated Debentures when due, whether at maturity, upon redemption by declaration or otherwise; or (iii) failure to observe or perform any other covenant (other than those specifically relating to another series of Junior Subordinated Debentures) contained in the Indenture for 90 days after notice; or (iv) the dissolution, winding-up or termination (other than any termination within the meaning of section 708(b)(1)(B) of the Code or equivalent provision of subsequent law, which termination does not constitute a termination of COMSAT Capital I for any other purpose) of COMSAT Capital I, except in connection with the distribution of Junior Subordinated Debentures to the holders of Preferred Securities in liquidation of COMSAT Capital I pursuant to the Limited Partnership Agreement and in connection with certain mergers, consolidations or amalgamations permitted by the Limited Partnership Agreement; or (v) certain events in bankruptcy, insolvency or reorganization of COMSAT. (Section 501).



    The Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures may declare the principal of and interest (including any Additional Interest) on the Junior Subordinated Debentures due and payable immediately on default; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Junior Subordinated Debentures may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section
502).


    COMSAT Capital I is the initial holder of the Junior Subordinated Debentures. However, while the Preferred Securities are outstanding, COMSAT Capital I has agreed not to waive an Event of Default with respect to the Junior Subordinated Debentures without the consent of holders of 66 2/3% in aggregate liquidation preference of the Preferred Securities then outstanding. A default under any other indebtedness of COMSAT or COMSAT Capital I would not constitute an Event of Default under the Junior Subordinated Debentures.


    Subject to the provision of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of Junior Subordinated Debentures, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of Junior Subordinated Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Junior Subordinated Debentures.



    No holder of any Junior Subordinated Debenture will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and, if COMSAT Capital I is not the sole holder of Junior Subordinated Debentures, unless also the holders of at least 25% in aggregate principal amount of the Junior Subordinated Debentures then outstanding shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Junior Subordinated Debentures a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Junior Subordinated Debenture for enforcement of payment of the principal of or interest on such Junior Subordinated Debenture on or after the respective due dates expressed in such Junior Subordinated Debenture. (Section 507).



    The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may, on behalf of the holders of all the Junior Subordinated Debentures, waive any past default, except a default in the payment of principal or interest. (Section 513). COMSAT is required to file annually with the Trustee a certificate as to whether or not COMSAT is in compliance with all the conditions and covenants under the Indenture. (Section 1004).


ENFORCEMENT OF CERTAIN RIGHTS BY SPECIAL REPRESENTATIVE


    If (i) COMSAT Capital I fails to pay dividends in full on the Preferred Securities for 18 consecutive months; (ii) an Event of Default occurs and is continuing on the Junior Subordinated Debentures; or

(iii) COMSAT is in default on any of its payment of other obligations under the Guarantee, under the terms of the Preferred Securities, the holders of outstanding Preferred Securities will have the rights referred to under "Description of the Preferred Securities -- Voting Rights", including the right to appoint a Special Representative, which Special Representative shall be authorized to exercise COMSAT Capital I's right to accelerate the principal amount of the Junior Subordinated Debentures and to enforce COMSAT Capital I's other creditor rights under the Indenture and the Junior Subordinated Debentures. Notwithstanding the appointment of any such Special Representative, COMSAT shall continue as General Partner and shall retain all rights under the Indenture, including the right to extend the interest payment period from time to time to a period not exceeding 60 consecutive months.


MODIFICATION OF THE INDENTURE


    The Indenture contains provisions permitting COMSAT and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Junior Subordinated Debentures, to modify the Indenture or any supplemental indenture thereto; provided, that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Debenture, (i) extend the fixed maturity of the principal of (other than in accordance with the provisions of the Indenture) or any installment of interest on any Junior Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon without the consent of the holder of each Junior Subordinated Debenture so affected, (ii) reduce the percentage of Junior Subordinated Debentures, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of each Junior Subordinated Debenture then outstanding and affected thereby or (iii) modify any provision of the Indenture relating to waivers of past defaults, the additional covenants of COMSAT or supplemental indentures requiring the consent of holders of the Junior Subordinated Debentures, other than to increase the percentage in principal amount of Junior Subordinated Debentures whose consent is required pursuant to such provisions or to require the consent of each holder of Junior Subordinated Debentures to amend other provisions of the Indenture. (Section 902).



    In addition, COMSAT and the Trustee may execute, without the consent of any holder of Junior Subordinated Debentures, any supplemental indenture for certain other usual purposes. (Section 901).


CONSOLIDATION, MERGER OR SALE OF ASSETS


    The Indenture does not contain any covenant which restricts COMSAT's ability to merge or consolidate with or into any other corporation, sell or convey all or substantially all of its assets to any person, firm or corporation or otherwise engage in restructuring transactions. (Section 801).


DEFEASANCE AND DISCHARGE


    Under the terms of the Indenture, COMSAT will be discharged from any and all obligations in respect of the Junior Subordinated Debentures (except in each case for certain obligations to register the transfer or exchange of Junior Subordinated Debentures, replace stolen, lost or mutilated Junior Subordinated Debentures, maintain paying agencies, hold moneys for payment in trust and pay Additional Interest when due) if COMSAT deposits with the Trustee, in trust, moneys or U.S. Government Obligations, in an amount sufficient to pay all the principal of, and interest on, the Junior Subordinated Debentures on the dates such payments are due in accordance with the terms of such Junior Subordinated Debentures. Such defeasance or discharge may occur only if, among other things, COMSAT has delivered to the Trustee an Opinion of Counsel to the effect that COMSAT has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law in either case to the effect that holders of Junior Subordinated Debentures will not recognize gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such defeasance was not to occur. (Sections 401 and 403).

SET-OFF

    Notwithstanding anything to the contrary in the Indenture, COMSAT shall have the right to set-off any payment with respect to the Junior Subordinated Debentures it is otherwise required to make thereunder with and to the extent COMSAT has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

GOVERNING LAW


    The Indenture and the Junior Subordinated Debentures will be governed by, and construed in accordance with, the laws of the State of New York. (Section
113).


INFORMATION CONCERNING THE TRUSTEE


    The Trustee, prior to default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (Section 601). Subject to such provision, the Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. (Section 603). The Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it. (Section 601).

                        EFFECT OF OBLIGATIONS UNDER THE
                JUNIOR SUBORDINATED DEBENTURES AND THE GUARANTEE

    As set forth in the Limited Partnership Agreement, the sole purpose of COMSAT Capital I is to issue the Preferred Securities and use the proceeds thereof to purchase from COMSAT the Junior Subordinated Debentures.

    As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover dividends and payments due on the Preferred Securities primarily because (i) the aggregate principal amount of Junior Subordinated Debentures will be equal to the sum of the aggregate stated liquidation preference of the Preferred Securities and the General Partnership Payment; (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the dividend rate and dividend and other payment dates for the Preferred Securities; (iii) the Limited Partnership Agreement provides that COMSAT, as General Partner, shall pay for all, and COMSAT Capital I shall not be obligated to pay, directly or indirectly, for any, costs and expenses of COMSAT Capital I; and (iv) the Limited Partnership Agreement further provides that the General Partner shall not cause or permit COMSAT Capital I to, among other things, engage in any activity that is not consistent with the purposes of COMSAT Capital I.

    If COMSAT fails to make interest or other payments on the Junior Subordinated Debentures when due, the Limited Partnership Agreement provides a mechanism whereby the holders of the Preferred Securities may enforce the rights of COMSAT Capital I under the Junior Subordinated Debentures through the appointment of a Special Representative. Payments of dividends and other payments due on the Preferred Securities out of moneys held by COMSAT Capital I are guaranteed by COMSAT to the extent set forth under "Description of the Guarantee". The Limited Partnership Agreement also provides, and COMSAT, under the Guarantee, acknowledges, that a Special Representative may be appointed to enforce the Guarantee if COMSAT is in default on any of its payment obligations under the Guarantee. In addition, if the General Partner or the Special Representative fails to enforce the Guarantee, a holder of a Preferred Security may institute a legal proceeding directly against COMSAT to enforce its rights under the Guarantee without first instituting a legal proceeding against COMSAT Capital I or any other person or entity.


                             UNITED STATES TAXATION


GENERAL


    This section is a summary of all material United States federal income tax considerations that may be relevant to prospective purchasers of Preferred Securities and represents the opinion of Crowell & Moring, special tax counsel to COMSAT and COMSAT Capital I, insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Moreover, the transactions described in this Prospectus raise certain novel tax issues which have not been ruled on by the courts or the Internal Revenue Service (the "IRS") in similar transactions. As a result, there can be no assurance that the IRS will not audit these transactions and, if it does so, that the IRS will agree with the conclusions set forth below.


    No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Preferred Securities. Moreover, the discussion focuses on holders of Preferred Securities who are individual citizens or residents of the United States, who purchase Preferred Securities at original issue for their initial offering price and who hold the Preferred Securities as a capital asset, and has only limited application to corporations, estates, trusts or, non-resident aliens or taxpayers having a taxable year other than the calendar year. Accordingly, each

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
prospective purchaser of Preferred Securities should consult, and should depend on, his or her own tax advisor in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Preferred Securities.

TAX CLASSIFICATION

    Crowell & Moring is of the opinion that (i) COMSAT Capital I will be classified as a partnership for federal income tax purposes and (ii) the Junior Subordinated Debentures will be classified as indebtedness for federal income tax purposes, although no assurances can be made in either regard. The following discussion assumes such classifications.

INCOME FROM PREFERRED SECURITIES

    Each holder of Preferred Securities (a "Preferred Securityholder") will be required to include in gross income the Preferred Securityholder's distributive share of the net income of COMSAT Capital I. If COMSAT Capital I is merged into a trust that is treated as a grantor trust, each Preferred Securityholder will be treated as owning directly an allocable portion of the Junior Subordinated Debentures and as earning directly the income derived therefrom. In either case, such income will not exceed for any calendar month the dividends received on such Preferred Securities, except in limited circumstances as described below under "Original Issue Discount" and "Potential Extension of Interest Payment Period". Any amount so included in a Preferred Securityholder's gross income will increase its tax basis in the Preferred Securities, and the amount of nonliquidating distributions of cash by COMSAT Capital I to a Preferred Securityholder will reduce such Preferred Securityholder's tax basis in the Preferred Securities (but not below zero). No portion of such income will be eligible for the dividends received deduction.

ORIGINAL ISSUE DISCOUNT

    Under Treasury Regulations, the stated interest payments on the Junior Subordinated Debentures will be treated as "original issue discount" (sometimes herein referred to for convenience as interest) because of the option that COMSAT has, under the terms of the Junior Subordinated Debentures, to defer interest payments for up to 60 months. Under the Code, holders of debt with original issue discount must include that discount in income on an economic accrual basis and before the receipt of cash attributable to the interest regardless of their method of tax accounting. Except to the extent COMSAT exercises its option to defer interest payments, the characterization of the stated interest on the Junior Subordinated Debentures as original issue discount will not affect the timing or amount of income reportable by Preferred Securityholders. In the event that interest payments are deferred, COMSAT Capital I will continue to accrue income equal to the amount of the interest payment due at the end of the Extension Period on an economic accrual basis over the length of the Extension Period.

    Accrued income will be allocated, but not distributed, to Preferred Securityholders of record on the Business Day preceding the last day of each calendar month. As a result, owners of Preferred Securities on a record date during an Extension Period will include interest in gross income in advance of the receipt of cash, and any such Preferred Securityholder who disposes of Preferred Securities prior to the record date for the payment of dividends following such Extension Period will include such Preferred Securityholder's allocable share of such interest in gross income but will not receive any cash related thereto.

    Holders of Junior Subordinated Debentures received upon a liquidation of COMSAT Capital I or deemed to be owned by the Preferred Securityholders upon merger of COMSAT Capital I into a trust that is taxed as a grantor trust, will include in income interest on the Junior Subordinated Debentures as the interest accrues (regardless of the Preferred Securityholder's method of accounting), and thus will also recognize income in advance of the receipt of cash.

DISPOSITION OF PREFERRED SECURITIES

    Gain or loss will be recognized on a sale of Preferred Securities, including a redemption for cash, equal to the difference between the amount realized and the Preferred Securityholder's tax basis for the

Preferred Securities sold. Gain or loss recognized by a Preferred Securityholder on the sale or exchange of a Preferred Security held for more than one year will generally be taxable as long-term capital gain or loss.

    The adjusted tax basis of the Preferred Securities sold will equal the amount paid for the Preferred Securities, plus accrued original issue discount, if any, as described herein allocated to the holder of such Preferred Securities and reduced by any cash distributed to such Preferred Securityholder by COMSAT Capital I. A Preferred Securityholder acquiring Preferred Securities at different prices may be required to maintain a single aggregate adjusted tax basis in Preferred Securities, and, upon sale or other disposition of some of the Preferred Securities, allocate a pro rata portion of such aggregate tax basis to the Preferred Securities sold (rather than maintaining a separate tax basis in each Preferred Security for purposes of computing gain or loss on a sale of such Preferred Security).

RECEIPT OF JUNIOR SUBORDINATED DEBENTURES UPON LIQUIDATION OR MERGER OF COMSAT CAPITAL I

    Under certain circumstances, as described under the caption "Description of the Preferred Securities -- Tax Event or Investment Company Event Redemption or Distribution", Junior Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of COMSAT Capital I. Under current United States federal income tax law, such a distribution would be treated as a non-taxable exchange to each holder of Preferred Securities and would result in the holder of Preferred Securities receiving an aggregate tax basis in the Junior Subordinated Debentures equal to such holder's aggregate tax basis in its Preferred Securities. A holder's holding period in the Junior Subordinated Debentures so received in liquidation of COMSAT Capital I would include the period for which the Preferred Securities were held by such holder. In addition, a merger, consolidation or amalgamation of COMSAT Capital I into a trust that is treated as a grantor trust would be treated in the same manner as a distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities in liquidation of COMSAT Capital I followed by a contribution of such Junior Subordinated Debentures to the grantor trust. Under a change in law, a change in legal interpretation or the other circumstances giving rise to a Tax Event or an Investment Company Event, however, the dissolution could be a taxable event to holders of the Preferred Securities. In the judgment of special tax counsel to COMSAT and COMSAT Capital I, the series of events which would result in the recognition of taxable gain or loss by holders of the Preferred Securities, by reason of a dissolution of COMSAT Capital I, is not likely to occur. There can be no assurance in this regard, however.

TAXATION OF HOLDERS OF GRANTOR TRUST INTERESTS

    If COMSAT Capital I is merged into a trust treated as a grantor trust, the tax consequences of holding Successor Securities will differ in certain respects from the tax consequences of holding Preferred Securities. In general, holders of Successor Securities will be required to include in gross income the income of the trust as such income accrues to the trust. A holder that includes amounts in income in advance of the receipt of cash from the grantor trust may not receive the cash from the grantor trust related to such income if such holder disposes of its Successor Securities before the record date with respect to payment of such amounts. A holder's tax basis in the Successor Securities will be increased by the amount of any such accrued but unpaid income.

COMSAT CAPITAL INFORMATION RETURNS AND AUDIT PROCEDURES

    COMSAT, as the General Partner in COMSAT Capital I, will furnish each Preferred Securityholder with a Schedule K-1 each year setting forth such Preferred Securityholder's allocable share of income for the prior calendar year. The Limited Partnership Agreement requires COMSAT to furnish such Schedule K-1 as soon as practicable following the end of the year, but in any event prior to March 31. In the event that COMSAT Capital I is replaced with a trust as previously described herein, investors will receive for tax reporting purposes a Form 1099 instead of a Form K-1.

    Any person who holds Preferred Securities as a nominee for another person is required to furnish to COMSAT Capital I (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) information as to whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of Preferred Securities held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. The nominee is required to supply the beneficial owners of the Preferred Securities with the information furnished to COMSAT Capital I. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Preferred Securities they acquire, hold or transfer for their own accounts. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information.

    The General Partner, as the tax matters partner, will be responsible for representing the Preferred Securityholders in any dispute with the IRS. The Code provides for administrative examination of a partnership as if the partnership were a separate and distinct taxpayer. Generally, the statute of limitations for partnership items does not expire before three years after the later of the filing or the last date for filing of the partnership tax return (Form 1065), determined without regard to extensions. The General Partner, as the tax matters partner, will have authority to extend the statute of limitations with respect to partnership items for the Preferred Securityholders without their consent. Any adverse determination following an audit of the return of COMSAT Capital I by the appropriate taxing authorities could result in an adjustment of the returns of the Preferred Securityholders, and, under certain circumstances, a Preferred Securityholder may be precluded from separately litigating a proposed adjustment to the items of the partnership. An adjustment could also result in an audit of a Preferred Securityholder's return and adjustments of items not related to the income and losses of COMSAT Capital I.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD

    Under the Indenture, COMSAT has the right to extend from time to time the interest payment period on the Junior Subordinated Debentures to a period not exceeding 60 consecutive months. In the event that the interest payment period is extended, COMSAT Capital I will continue to accrue income equal to the amount of the interest payment due at the end of the Extension Period, on an economic basis over the length of the Extension Period. See "-- Original Issue Discount".

UNITED STATES ALIEN HOLDERS

    For purposes of this discussion, a "United States Alien Holder" is any holder who or which is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of a Preferred Security. This discussion is without regard to any income tax treaty that may be applicable.

    Under current United States federal income tax law, subject to the discussion below with respect to backup withholding:

        (i) Payments by COMSAT Capital I or any of its paying agents to any holder of a Preferred Security who or which is a United States Alien Holder will not be subject to United States federal withholding tax provided that
    (a) the beneficial owner of the Preferred Security does not actually or constructively own 10% or more of the total combined voting power of all classes of capital stock of COMSAT entitled to vote, (b) the beneficial owner of the Preferred Security is not a controlled foreign corporation that is related to COMSAT through stock ownership and (c) either (x) the beneficial owner of the Preferred Security certifies to COMSAT Capital I or its agent (generally on Form W-8 or a substitute therefor), under penalties of perjury, that it is a United States Alien Holder and provides its name and address or (y) the holder of the Preferred Security is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution"), and such holder certifies to COMSAT Capital I or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes COMSAT Capital I or its agent with a copy thereof;

        (ii) a United States Alien Holder of a Preferred Security will generally not be subject to United States federal withholding tax on any gain realized on the sale or exchange of a Preferred Security; and

        (iii) a United States Alien Holder who is a nonresident alien individual present in the United States for 183 days or more in the taxable year of sale and who either has a "tax home" in the United States or with respect to whom certain other requirements are met, is generally subject to a 30% tax on the amount by which his gross gains from the sale of capital assets derived from U.S. sources exceed his gross losses from such sales.

    (An alien individual who satisfies the "substantial presence test" of Section 7701(b)(3) of the Code, including an alien individual present in the United States for 183 days or more in the calendar year, will be taxed as a resident alien individual, and not as a nonresident alien individual.)

BACKUP WITHHOLDING AND INFORMATION REPORTING

    In general, information reporting requirements will apply to payments to noncorporate United States holders of the proceeds of the sale of Preferred Securities within the United States and "backup withholding" at a rate of 31% will apply to such payments if the United States holder fails to provide an accurate taxpayer identification number.

    Payments of the proceeds from the sale by a United States Alien Holder of Preferred Securities made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding, except that, if the broker is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale by a noncorporate holder of Preferred Securities to or through the United States office of a broker is subject to information reporting and possible backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

                                  UNDERWRITING


    Subject to the terms and conditions of the Underwriting Agreement, COMSAT Capital I has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Smith Barney Inc., CS First Boston Corporation and PaineWebber Incorporated are acting as Representatives, has severally agreed to purchase from COMSAT Capital I, the respective number of Preferred Securities set forth opposite its name below:



                                                                                   NUMBER OF
                                                                                   PREFERRED
UNDERWRITER                                                                       SECURITIES
- -------------------------------------------------------------------------------  -------------
Goldman, Sachs & Co............................................................
Smith Barney Inc...............................................................
CS First Boston Corporation....................................................
PaineWebber Incorporated.......................................................

                                                                                 -------------
  Total........................................................................
                                                                                 -------------
                                                                                 -------------


    Under  the  terms  and  conditions   of  the  Underwriting  Agreement,   the
Underwriters are committed to take and pay for all of the Preferred Securities offered hereby, if any are taken.

    The Underwriters propose to offer the Preferred Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $ per Preferred Security. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per Preferred Security to certain brokers and dealers. After the Preferred Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

    In view of the fact that the proceeds of the sale of the Preferred Securities will be used by COMSAT Capital I to purchase the Junior Subordinated Debentures, the Underwriting Agreement provides that COMSAT will pay as compensation to the Underwriters a commission of $ per Preferred Security.

    COMSAT and COMSAT Capital I have agreed not to offer, sell, contract to sell, or otherwise dispose of (a) any limited partnership interests or other securities of COMSAT Capital I (other than the Preferred Securities offered hereby), (b) any preferred stock or any other securities of COMSAT which are substantially similar to the Preferred Securities including the Guarantee, or to the Junior Subordinated Debentures, or (c) any other securities which are convertible into, or exercisable or exchangeable for, limited partnership interests in or other securities of COMSAT Capital I, or preferred stock or such substantially similar securities of COMSAT, in any such case for a period of 90 days after the date of this Prospectus, without the prior written consent of the Representatives.


    In compliance with Section 34 of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. ("NASD"), no sales of Preferred Securities may be made by any NASD member to a discretionary account without the prior written approval of the transaction by the customer.

    Prior to this offering, there has been no public market for the Preferred Securities. In order to meet one of the requirements for listing the Preferred Securities on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more Preferred Securities to a minimum of 400 beneficial holders.

    Trading of the Preferred Securities on the New York Stock Exchange is expected to commence within the seven-day period after the initial delivery of the Preferred Securities. The Representatives have advised COMSAT that they intend to make a market in the Preferred Securities prior to commencement of trading on the New York Stock Exchange, but are not obligated to do so and may discontinue any such market making at any time without notice.

    COMSAT  Capital  I  and  COMSAT   have  agreed  to  indemnify  the   several
Underwriters against certain liabilities, including liabilities under the Securities Act.

    Certain of the Underwriters engage in transactions with, and from time to time have performed services for, COMSAT and its subsidiaries in the ordinary course of business.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from COMSAT's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which includes an explanatory paragraph referring to the change in its method of accounting for income taxes), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           VALIDITY OF THE SECURITIES


    The validity of the Preferred Securities, the validity of the Limited Partnership Agreement and the formation of COMSAT Capital I are being passed upon by Crowell & Moring, special counsel to COMSAT and COMSAT Capital I. The validity of the Guarantee and the Junior Subordinated Debentures will be passed upon on behalf of COMSAT Capital I and COMSAT by Warren Y. Zeger, Esq., Vice President, General Counsel and Secretary of COMSAT. As of June 29, 1995, Mr. Zeger was the record owner of 18,056 shares of COMSAT's common stock ("Common Stock") and had options to purchase 162,819 shares of Common Stock, of which options to purchase 57,819 shares were exercisable. The validity of the Preferred Securities, the Guarantee and the Junior Subordinated Debentures will be passed upon for the Underwriters by Sullivan & Cromwell. Statements as to United States taxation in this Prospectus in the second paragraph under the caption "Risk Factors -- Tax Event or Investment Company Event Redemption or Distribution", and under the caption "United States Taxation", have been passed upon for COMSAT and COMSAT Capital I by Crowell & Moring, special tax counsel to COMSAT and COMSAT Capital I, and are stated herein on their authority.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF COMSAT OR COMSAT CAPITAL I SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Available Information..........................           3
Incorporation of Certain Documents by
 Reference.....................................           3
For Florida Residents Only.....................           4
COMSAT Capital I...............................           4
COMSAT Corporation.............................           4
Risk Factors...................................           6
Summary Financial Information of COMSAT........           8
Ratio of Earnings to Fixed Charges of COMSAT...           9
Use of Proceeds................................           9
Capitalization of COMSAT.......................           9
Description of the Preferred Securities........          10
Description of the Guarantee...................          19
Description of the Junior Subordinated
 Debentures....................................          22
Effect of Obligations Under the Junior
 Subordinated Debentures and the Guarantee.....          29
United States Taxation.........................          29
Underwriting...................................          34
Experts........................................          35
Validity of the Securities.....................          35



                         8,000,000 PREFERRED SECURITIES


                                COMSAT CAPITAL I

                                   % CUMULATIVE
                                 MONTHLY INCOME
                              PREFERRED SECURITIES
                            GUARANTEED TO THE EXTENT
                              SET FORTH HEREIN BY

                [LOGO]

                                ----------------

                                   PROSPECTUS

                                ----------------

                              GOLDMAN, SACHS & CO.

                               SMITH BARNEY INC.

                                CS FIRST BOSTON


                            PAINEWEBBER INCORPORATED


                      REPRESENTATIVES OF THE UNDERWRITERS

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the estimated expenses payable by the registrants with respect to the offering described in this Registration
Statement:


Securities and Exchange Commission registration fee..............  $  68,966
NYSE fees........................................................     58,000*
Organization fees................................................      1,000*
Trustee's fees and expenses......................................      8,000*
Printing and engraving...........................................     60,000*
Legal fees and expenses..........................................    250,000*
Accounting fees and expenses.....................................     25,000*
Rating Agency fees...............................................     56,000*
Blue sky fees and expenses (including legal).....................     22,000*
Miscellaneous fees and expenses..................................     31,034*
                                                                   ---------
Total............................................................  $ 580,000*
                                                                   ---------
                                                                   ---------

- --------------
*Estimated.


ITEM 16.  EXHIBITS.

    The exhibits listed below are listed according to the number assigned in the table in Item 601 of Regulation S-K.


 EXHIBIT NO.                                             DESCRIPTION OF EXHIBIT
- --------------  --------------------------------------------------------------------------------------------------------
         1      Form of Underwriting Agreement.
         4(a)   Articles of Incorporation of COMSAT Corporation (composite copy; as amended through June 1, 1993)
                 (Incorporated by reference to Exhibit 4(a) to COMSAT Corporation's Registration Statement on Form S-3,
                 Commission File No. 33-51661).
         4(b)   By-laws of COMSAT Corporation (as amended through January 17, 1995) (Incorporated by reference to
                 Exhibit 3(b) to COMSAT Corporation's Annual Report on Form 10-K for the year ended December 31, 1994).
         4(c)   Form of Indenture between COMSAT Corporation and The First National Bank of Chicago, as Trustee.
         4(d)   Form of Amended and Restated Limited Partnership Agreement of COMSAT Capital I, L.P.
         4(e)   Certificate of Limited Partnership of COMSAT Capital I, L.P. (previously filed as Exhibit 4(f)).*
         4(f)   Form of Junior Subordinated Debenture (See Exhibit 4(c)).
         4(g)   Form of Preferred Security (See Exhibit 4(d)).
         4(h)   Form of Guarantee Agreement.
         5(a)   Opinion of Warren Y. Zeger, Vice President, General Counsel and Secretary of COMSAT Corporation, as to
                 the legality of certain securities to which this Registration Statement relates.
         5(b)   Opinion of Crowell & Moring as to the legality of certain securities to which this Registration
                 Statement relates.
         8      Opinion of Crowell & Moring, special tax counsel to the registrants, with respect to tax matters.

 EXHIBIT NO.                                             DESCRIPTION OF EXHIBIT
- --------------  --------------------------------------------------------------------------------------------------------
        12      Statement re Ratio of Earnings to Fixed Charges.
        23(a)   Consent of Deloitte & Touche LLP.
        23(b)   Consent of Warren Y. Zeger (contained in Exhibit 5(a)).
        23(c)   Consent of Crowell & Moring (contained in Exhibit 5(b)).
        23(d)   Consent of Crowell & Moring (contained in Exhibit 8).
        24      Powers of Attorney.*
        25      Statement on Form T-1 of eligibility and qualification of The First National Bank of Chicago under the
                 Trust Indenture Act of 1939.
        99      Communications Satellite Act of 1962, as amended (Incorporated by reference to Exhibit 28(c) to COMSAT
                 Corporation's Registration Statement on Form S-4, Commission File No. 33-9966).

- --------------
* Previously filed.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, COMSAT Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Montgomery, State of Maryland, on the 7th day of July, 1995.


                                          COMSAT Corporation
                                          (Registrant)


                                          By   /s/ ROBERT N. DAVIS, JR.


                                            ------------------------------------

                                                  (Robert N. Davis, Jr.,
                                                 Assistant General Counsel)



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated and by power of attorney on July 7, 1995.


                                          (1)  Principal executive officer

                                                /s/ BRUCE L. CROCKETT*
                                              ----------------------------------
                                                  (Bruce L. Crockett,
                                                 President and Chief Executive
                                              Officer)

                                          (2)  Principal financial and
                                               accounting officer

                                                /s/ ALLEN E. FLOWER*
                                              ----------------------------------
                                                  (Allen E. Flower, Acting
                                                 Chief Financial Officer and
                                              Controller)

                                          (3)  Board of Directors

                                                /s/ LUCY WILSON BENSON*
                                              ----------------------------------
                                                  (Lucy Wilson Benson, Director)

                                                /s/ EDWIN I. COLODNY*
                                              ----------------------------------
                                                  (Edwin I. Colodny, Director)

                                                /s/ BRUCE L. CROCKETT*
                                              ----------------------------------
                                                  (Bruce L. Crockett, Director)

                                                /s/ LAWRENCE S. EAGLEBURGER*
                                              ----------------------------------
                                                  (Lawrence S. Eagleburger,
                                               Director)

                                                /s/ NEAL B. FREEMAN*
                                               ---------------------------------
                                                  (Neal B. Freeman, Director)

                                                /s/ BARRY M. GOLDWATER*
                                              ----------------------------------
                                                  (Barry M. Goldwater, Director)

                                                /s/ ARTHUR HAUSPURG*
                                              ----------------------------------
                                                  (Arthur Hauspurg, Director)

                                                /s/ PETER S. KNIGHT*
                                              ----------------------------------
                                                  (Peter S. Knight, Director)

                                                /s/ MELVIN R. LAIRD*
                                              ----------------------------------
                                                  (Melvin R. Laird,
                                                  Chairman of the Board and
                                               Director)

                                                /s/ PETER W. LIKINS*
                                              ----------------------------------
                                                  (Peter W. Likins, Director)

                                              ----------------------------------
                                                  (Howard M. Love, Director)

                                                /s/ CHARLES T. MANATT*
                                              ----------------------------------
                                                  (Charles T. Manatt, Director)

                                                /s/ ROBERT G. SCHWARTZ*
                                              ----------------------------------
                                                  (Robert G. Schwartz, Director)

                                                /s/ C. J. SILAS*
                                              ----------------------------------
                                                  (C. J. Silas, Director)

                                                /s/ DOLORES D. WHARTON*
                                              ----------------------------------
                                                  (Dolores D. Wharton, Director)


*By: /s/ ROBERT N. DAVIS, JR.

    ----------------------------------

        (Robert N. Davis, Jr.,
     Attorney-in-fact)

    Pursuant to the requirements of the Securities Act of 1933, COMSAT Capital I, L.P. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Montgomery, State of Maryland, on the 7th day of July, 1995.


                                          COMSAT Capital I, L.P.
                                          (Registrant)
                                          By: COMSAT Corporation, General
                                          Partner


                                          By:   /s/ ROBERT N. DAVIS, JR.


                                             -----------------------------------

                                                   (Robert N. Davis, Jr.,
                                                  Assistant General Counsel)